EXHIBIT 99.30

CONSENT OF SAMUEL MAH

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, Samuel Mah, M.A.Sc., P.Eng., Director of Engineering (Company), hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource and reserve estimates of the Yauliyacu Mine;

2.	Technical report dated March 25, 2009, entitled “Resource and Reserve Update, Yauliyacu Mine, Peru”;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ Samuel Mah
Name: Samuel Mah, M.A.Sc., P.Eng Title: Director of Engineering Silver Wheaton Corp.